

DIVISION OF
CORPORATION FINANCE

October 8, 2008

<u>Via U.S. Mail</u>

Mr. Barry L. Slider
President and Chief Executive Officer
First South Bancorp, Inc.
1450 Reidville Road
Spartanburg, South Carolina 29306

> **Re:** **First South Bancorp, Inc.**
> **Schedule 13E-3**
> **Filed September 10, 2008**
> **File No. 005-79392**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2008**
> **File No. 000-28037**

Dear Mr. Slider:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under

South Carolina law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Item 3. Identity and Background of Filing Person

2.   Please provide the disclosure responsive to Item 3 of Schedule 13E-3 in the proxy statement, as it appears that you will deliver the proxy statement to security holders, and not the Schedule 13E-3.

Proxy Statement

Summary Term Sheet, page 1

3.   Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

Effects of the Reclassification, page 3

4.   You indicate in the second bullet point that approximately 78,400 shares of Series A Preferred Stock will be issued to approximately 190 shareholders of record in connection with the Reclassification. Please reconcile this statement with disclosure in the second whole paragraph on page 15 and the first whole paragraph on page 19 which suggests that Series A Preferred Stock will be issued to 283 shareholders of record.

Effects of the Reclassification on Shareholders Generally, page 21

5.   If any holders of less than 750 shares of common stock own outstanding options, please explain what effect the reclassification will have on the outstanding options.

Effects of Reclassification on Affiliates, page 23

6.   We note the disclosure regarding decreased book value per share. Revise to expressly indicate the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages (emphasis added). Please see Instruction 3 to Item 1013 of Regulation M-A.

Substantive Fairness, page 26

7.   We note on the top of page 27 that detailed financial data would continue to be publicly available from the Federal Reserve Board and the FDIC after the reclassification. Specify the type of periodic information that will be available through your regulators' websites.

Federal Income Tax Consequences…, page 34

8.   We note the bolded language regarding Treasury Department Circular 230 on page 35. Please advise us of the purpose of providing such language and explain how the company satisfied its obligation to disclose the material federal tax consequences of the Rule 13e-3 transaction.

Antidilution Adjustments, page 41

9.   Please provide more detail regarding the "appropriate adjustment" that the board of directors will make in the number and relative terms of the Series A Preferred Stock.

Dissenters' Rights, page 43

10.   We note that security holders who choose to exercise dissenters' rights must provide you a specific notice of their intent to dissent prior to the vote of the shareholders at the special meeting and must not vote for the proposal. However, you indicate on the cover page of your proxy statement that the record date for determining the ownership of shares for purposes of the reclassification is the date on which you file the Articles of Amendment, which will be after the meeting. Please revise your disclosure to explain how security holders can be sure that in taking these actions they will have securities subject to reclassification.

11.   It is your responsibility to summarize accurately. Please revise the second paragraph on page 46 to delete the sentence indicating the discussion of dissenters' rights is qualified in its entirety by reference to Appendix B of your proxy statement. You can direct investors to read the entire proxy statement for more complete discussions.

Appendices

12.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise pages D-11 and E-26 accordingly.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Lyn G. Schroeder, Esq.
        Powell Goldstein LLP
        (F) (404) 572-6999